mCig, Inc.

800 Bellevue Way NE, Suite 400, Bellevue, Washington 98004

(425) 462-4219

May 30, 2014

Via Edgar

Re: mCig, Inc.

Amendment No. 3 to Form 10-K for the year ended April 30, 2013

Amendment No. 2 to Form 10-Q for the quarter ended September 30, 2013

Filed April 23, 2014

Form 10-Q for the quarter ended January 31, 2014

Filed March 17, 2014

Form 8-K filed March 21, 2014 reporting an event dated January 24, 2014

Form 8-K/A filed April 29, 2014 reporting an event dated Sept. 23, 2013

File No. 333-175941

After careful consideration and

To Whom it May Concern:

This letter shall serve as a reply to your letter correspondence, dated May 2, 2014 concerning mCig, Inc. and the filings referenced above (the “Company”).

Form 8-K filed April 29, 2014 reporting an event dated September 23, 2013

1.We note your response to comment 13 and that you have filed an amended Form 8-K to report that, on April 11, 2014, you filed a certificate of correction to state that “each holder of shares of Series A Preferred Stock shall have the right to convert, at any time and from time to time, all or any part of the Preferred Shares held by such Holder into a stated number of the company's Common Stock Shares.” We also note that, on April 10, 2014, you amended the Share Cancellation / Exchange / Return to Treasury Agreement (pursuant to which Mr. Paul Rosenberg received 23 million shares of Series A preferred stock on September 14, 2013) to state that, “The Series A Preferred Stock are convertible, at any time and from time to time, all or any part of the Preferred Shares held by the Shareholder, and can be exchanged for a stated number of the company's Common Stock Shares.” Please disclose the impact on the company and its shareholders of these actions. In this regard, disclose that there are no set conversion terms for the Series A preferred stock either in the certificate of designation of your Series A preferred stock or in the agreement, as amended, under which Mr. Rosenberg received 23 million shares of Series A preferred stock. Disclose who determines “the stated number of the Company’s Common Stock Shares” into which the Series A preferred shares are convertible – both with respect to the 23 million Series A preferred shares already issued to Mr. Rosenberg and with respect to the remaining 27 million authorized but unissued shares of Series A preferred stock. Also disclose how the conversion ratio is determined. Lastly, disclose the number of common shares into which the Series A preferred shares issued to Mr. Paul Rosenberg is convertible. Also revise the Forms 10-Q for the periods covering these events to discuss the material terms of the Series A preferred stock and the lack of terms regarding convertibility.

As of May 28, 2014, there were no set conversion terms for the Series A preferred stock either in the certificate of designation of mCig’s Series A preferred stock or in the agreement, as amended, under which Mr. Rosenberg received 23,000,000 shares of Series A preferred stock.

The Board of Directors determines the stated number of the Company’s common stock shares into which the Series A preferred shares can be converted into – both with respect to the 23,000,000 Series A preferred shares already issued and with respect to the remaining 27,000,000 authorized but unissued shares of Series A preferred stock.

The Series A Preferred shares of mCig, Inc. carry ten (10) votes per each share of Preferred stock while mCig, Inc’s common shares carry one (1) vote per each share outstanding.  Thus, a logical conversion ratio for Mr. Rosenberg’s 23,000,000 Series A preferred shares would be 10:1 indicating the Preferred shares are exchangeable into 230,000,000 common shares in the Company.

Form 8-K filed March 21, 2014 reporting an event dated January 24, 2014

2. Notwithstanding your response to comment 1 that you require 90 days to complete the audit of Vapolution, Inc., please amend your Form 8-K to disclose the information requested in comments 2, 3 and 4 of our letter dated March 31, 2014 regarding the Vapolution acquisition. Furthermore, since the financial statements were not included in your initial Form 8-K, so indicate and state when the required financial statements will be filed.

Our previous requested timeline for the filing of the audited financial statements for Vapolution, Inc. is still appropriate, however, at this time, we have attached a copy of the comparative draft unaudited financial statements for the periods ending April 30, 2013 and April 30, 2014 for Vapolution, Inc. (reference exhibit 1).  We plan on releasing the two-year audited comparative financial statements for Vapolution, Inc. as part of our audited Form 10-K, which will be filed by July 29, 2014.

Following consultation with our Auditors and Legal Counsel in preparation for the filing of our audited Form 10-K, the company and Vapolution, Inc. have amended their original Stock Purchase Agreement. As stated per the amended Stock Purchase Agreement executed as of May 23, 2014, a clarification was made to the agreement that more appropriately expresses the terms in the spirit of the actual agreement agreed to by management of mCig and the previous owners of Vapolution, Inc.. As a result, the Amended Agreement discloses all of the agreed portions of the deal, as management of mCig and the previous owners of Vapolution, Inc. had originally intended. As a result, one of the changes in the agreement is the disclosure that all of Vapolution’s assets were in-fact purchased by mCig as part of this agreement.

The Purchase Agreement grants exclusive rights over the day-to-day operations of Vapolution, Inc. to its former owners. The Board of Directors of mCig, Inc. will review the financial activity of Vapolution, Inc. on a monthly basisand will sign off on any large investments, payments to management, creative ideas, as well as have  ultimate decision power over all material decisions and the overall strategy of the business. mCig management  believes that  introducing the mCig culture into the marketing of Vapolution products will greatly increase  Vapolution’s economic potential. This theory was re-enforced  immediately after the completion of the Vapolution, Inc. acquisition. The first order of business after the acquisition was the complete redesign of the Company website by mCig’s staff (www.vapolution.com). Furthermore, the previous owners in collaboration with mCig’s technical staff are working extensively on the Vapolution Vaporizer 3.0, which management expects to have on the market in the fall of 2014. In addition to streamlining several processes, such as consolidating administrative, accounting, and fulfilment for both mCig and Vapolution which will reduce the bottom line expenses for the combined companies. mCig, Inc. management believes that these initiatives will produce significant cost-savings for both companies. More importantly, the combined strategies will assist in returning Vapolution, Inc. to its past prosperity.

With all of the positives aforementioned, there are still several risk factors that must be considered and disclosed:

1.

mCig’s role is one that mirrors an overseer running the day-to-day operations of the Company. As such, we run the risk that previous management in-charge of the day-to-day operations at Vapolution, make decisions that are not aligned with the vision of mCig’s Board of Directors.

2.

There is no way to guarantee that that the previous owners of Vapolution, Inc. will make decisions that are in the best interest of Vapolution, Inc. as an mCig, Inc. subsidiary. To ensure themselves in the best manner possible, the previous owners of Vapolution are guaranteed the first $110,000 of Earnings Before Interest Tax Depreciation and Amortization from the yearly profits of the Company.

3.

Since the entire transaction for the purchase of Vapolution was in the form of 5,000,000 shares of mCig, Inc. common stock shares, the Board of Directors believes that it would be in the management’s best interest to improve Vapolution, Inc.’s performance, since this would directly have a moderate effect on the price of mCig, Inc.’s common stock share price.

After the one year period, if the previous owners of Vapolution do not rescind the purchase agreement and return to full ownership of the Company, the previous owners will be unable to rescind the agreement. After this period, the Board of Directors will continue to evaluate the performance of Vapolution, to continuously determine whether the Company is meeting all of the set-out objectives and goals. In the event that the former owners resign or are asked to resign from their current management positions in Vapolution, Inc., mCig, Inc. will have to step-in and manage the operations of the Company. Since the earliest that this ultimate measure can take place (at least 1 year after the anniversary date of the purchase agreement), the Board of Directors of mCig, Inc. believes that by this time they will have gained the necessary experience and knowledge to continue to operate the Company without any interruption. To be able to accomplish this, several employees of mCig, Inc. have taken an interest in learning about the operations of the Company as well as assisting in the development of the Vapolution Vaporizer 3.0. As a result, mCig, Inc.’s management is confident that it is very unlikely that they would experience material losses in revenues in the event of a restructuring of the operational management currently in place at Vapolution, Inc.

Form 10-Q for the Quarterly Period Ended January 31, 2014

3. We note your response to comments 14-23. Please amend your quarterly report for the period ended January 31, 2014 to include the enhanced disclosure proposed in your response letter.

Please see the Amended form 10-Q, filed on May 29, 2014 for the disclosure of this information

Notes to the Financial Statements

Note 3. Business Acquisition and Goodwill, page 10

4. We note your responses to comments 1, 2, 3, 15, 16 and 17. Based on your responses to comments 2 and 3, it is unclear to us whether you acquired assets or a business. We note that you have no control over the business decisions within Vapolution, Inc. (Vapolution) for the next ten years. Please tell us how you are accounting for the acquisition of Vapolution and tell us each specific factor you considered in determining such accounting. Refer to your basis in the accounting literature including ASC 805-10-25 and ASC 805-10-55-4 through 55-9.

The Board of Directors of mCig, Inc. and the previous owners of Vapolution, Inc. executed an amended agreement dated May 23, 2014, that more appropriately reflects the spirit of the original agreement.

The following is a summary of the changes to the agreement:

1.

In the amended agreement, former Vapolution, Inc. shareholders have autonomous control over the day-to-day operations of the Company while the Board of Directors of mCig, Inc. will have  ultimate control over the business decisions within Vapolution, Inc.

2.

The Amended Agreement states that as part of the acquisition, all tangible and intangible assets of Vapolution, Inc. are included as part of the acquisition.

3.

In the amended agreement, former Vapolution, Inc. shareholders have just one (1) year to rescind the agreement and return to full ownership of the Company.

As reported per accounting literature ASC 805-10-55-11 “in a business combination effected primarily by transferring cash or other assets or by incurring liabilities, the acquirer usually is the entity that transfers the cash or other assets or incurs the liabilities. In a business combination effected primarily by exchanging equity interests, the acquirer usually is the entity that issues its equity interests.” As a result, Vapolution, Inc. along with all of its tangible and intangible assets is the acquired, while mCig, Inc. is the acquirer .This is once again evident by looking at the definition of a business, as defined by ASC 805-10-55-4, which states that to be classified as a business purchase, rather than a purchase of just mere assets, a business combination must include the following three elements (which this acquisition contains):

“A.Input - Any economic resource that creates, or has the ability to create, outputs when one or more processes are applied to it. B.Process - Any system, standard, protocol, convention, or rule that when applied to an input or inputs, creates or has the ability to create outputs. C.Output - The result of inputs and processes applied to those inputs that provide or have the ability to provide a return in the form of dividends, lower costs, or other economic benefits directly to investors or other owners, members, or participants.”

5. We note your response to comment 15. As previously requested, please disclose the revenues and earnings of Vapolution since January 23, 2014 (acquisition date) included in your consolidated statements of operations for the three and nine months ended January 31, 2014. In addition, please disclose the supplemental pro forma revenue and earnings of the combined entity for the nine months ended January 31, 2014 and 2013 as though the business combination had occurred as of May 1, 2012.

Please see the Amended form 10-Q, filed on May 29, 2014 for the disclosure of this information, as it relates to the business combination of Vapolution’s earnings since January 23, 2014 (acquisition date) on mCig’s statements of operations for the three and nine months ended January 31, 2014, as well as the disclosure of the supplemental pro forma revenue and earnings of the combined entity for the nine months ended January 31, 2014 and 2013 as though the business combination had occurred as of May 1, 2012.

6. We note your response to comment 16. Please disclose the primary business reasons for the acquisition of Vapolution per ASC 805-10-50-2(d).

The primary reasons for the acquisition of Vapolution per ASC 805-10-50-2(d) can be summarized by the following:

Vapolution has been a leader in its industry since the company’s inception in the early 2000’s. After years of sustained success and consistent revenue streams and profitability, financial performance peaked and for the first time since inception, revenues fell flat. At this stage, management realized that unless fundamental changes were implemented and the trend reversed significant market share could be lost permanently. That is why the transaction with mCig made sense for both parties. In its acquisition of Vapolution, mCig acquired more than just a successful brand and an exemplary product. mCig also acquired a team of two fantastic engineers that were very familiar with the industry and well respected by their peers.  Vapolution, Inc. management recognized that by aligning with mCig, Inc. the combined companies would be stronger, have substantial cost-synergies, as well as growth-synergies. Meanwhile, administration, accounting, and fulfillment could be streamlined and consolidated while the team at Vapolution could return to what they do best which was creating great products.

By agreeing to join forces with mCig, Vapolution’s management agreed to allow mCig to run the marketing side, while they turned all of their focus on developing the third generation Vapolution product. Since mCig is not a direct competitor to Vapolution, this acquisition made further sense as it added another revenue stream for the company while allowing mCig, Inc. to expand into the home-use vaporizer segment.

7. We note your response to comment 17 noting Vapolution has a customer list in excess of 10,000 customers that when monetized via cross-selling of mCig products could significantly increase your sales. Please tell us in detail why a portion of the purchase consideration was not allocated to identifiable intangible assets including the customer list pursuant to ASC 805-20-25-10 and ASC 805-20-55-2 through 805-20-55-45.

The entire purchase price of 5,000,000 common shares of mCig, Inc. (2,500,000 paid within 30 days of the acquisition and the remaining 2,500,000 shares reserved for future payout) which on the date of the agreement had a fair market value of $1,233,672 - was included in the Balance Sheet of mCig, Inc. in the form of Goodwill. Our thought process behind this transaction was as follows:

1.

There was not a correct or appropriate way to estimate an approximate amount that should be allocated specifically to the customer list.  Even though our full intention is to cross-market mCig’s products to Vapolution customers and vice-versa, the Board of Directors made a strategic decision to hold off until the third generation of mCig and Vapolutions products will be released.

2.

 Since a search of comparable company sales provided no transactions that we could utilize for valuation purposes, and since we are not currently utilizing the client list that Vapolution contributed as of part of this transaction, in placing a value on Vapolution, we could not rely on the Market Approach in coming up with a value for the Company. Instead, we came up with a value for 100% non-marketable, minority interest value for Vapolution, Inc. using the Discounted Future Earnings method, through the Income Approach Valuation Method (Reference Exhibit 2, Page 1-2). In allocating a value for Vapolution, we considered but did not utilize the Net Asset Value Method, since it assumed that the value of a business will be realized by  the hypothetical sale of its net assets as part of a going concern. Since capital and other intangibles represent a substantial portion of the asset base of Vapolution, and the approach to value these intangibles duplicates the approach used in the income approach, using it here as well would overweight its impact on our conclusion of value.

8. Please tell us how you accounted for the exchange of 230 million shares of your common stock for 23 million shares of the Series A Preferred Stock. Refer to your basis in the accounting literature. In addition, tell us the stated number of shares of your common stock that the 23 million shares of Series A Preferred Stock is convertible into.

On September 23, 2013, the Company entered into a Share Cancellation / Exchange / Return to Treasury Agreement with Paul Rosenberg, the Chief Executive Officer of mCig, Inc., for the cancellation of 230,000,000 shares of the company’s common stock held by Mr. Rosenberg in exchange for 23,000,000 shares of mCig’s Series A Preferred Stock. Under the terms of this agreement, the Preferred Shares are convertible and can be exchanged for a stated number of shares of the Company’s Common stock. The agreement dictates that 1 (one) share of mCig’s Series A Preferred Stock can be converted into 10 (ten) shares of mCig’s common shares. The original agreement signed and approved by the Board of Directos on September 23, 2013 stated that the conversion can take place no earlier than one year after the date of signature of the agreement, however, an amended agreement to the Share Cancellation / Exchange/ Return to Treasury, approved by the Board of Directors and enacted effective April 10, 2014, dictates that all or any part of the Preferred Shared held by the Shareholder can be converted at any time or from time to time, and can be exchanged for a stated number of the Company’s common stock shares (in this case, still 10 for 1 exchange ratio).

Note 5. Related Party Transactions, page 12

9. We note your response to comment 18. Please tell us if you issued the additional 500,000 shares of your common stock to Mr. Linkhorst for his services as COO. If so, tell us how you accounted for this transaction.

On November 26, 2013, Mark Linkhorst was appointed as COO of the company. According to his employment agreement he should be paid 1,000,000 shares of our common stock for the first year. On November 26, 2014, Mr. Paul Rosenberg has transferred 500,000 shares of common stock owned by him, to Mark Linkhorst for services rendered as COO of the Company. Simultaneously, Paul Rosenberg cancelled an equal amount of shares (500,000) owned by him. These shares were valued at $41,500 based on the price on the date of grant. It was considered as capital contribution. Below is a breakdown of the accounting for the capital contribution for the issuance of shares to Mark Linkhorst:

Prepaid Expenses	26,492
Salary Expenses	15,008
To additional paid in capital		41,500

The remaining 500,000 shares of common stock that are owned to Mr. Linkhorst for his future services as COO of mCig, Inc. will be paid out and recorded at FMV on a monthly basis, at a rate of 83,333 shares per month. Since there is no way to estimate the future FMV of these shares, a note disclosure was deemed appropriate.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 12

10. Please provide a description of the Vapolution acquisition, including the information requested in comments 2, 3 and 4 of our letter dated March 31, 2014.

Please see the Amended form 10-Q, filed on May 29, 2014 for the disclosure of this information.

11. We note your response to comment 23 regarding whether any payments have been made pursuant to the earn-out provisions of the stock purchase agreement with the shareholders of Vapolution. Please advise whether the shares issuances where pursuant to the earn-out provision or were, instead, the consideration due under Section 1.1.a of the stock purchase agreement. In this regard, we note that Section 1.1.c of the agreement states that the Vapolution shareholders are entitled to earn-outs of “the first one hundred and ten thousand dollars ($110,000) of EBITDA per year (Earnings Before Interest, Tax, Depreciation and Amortization) from Vapolution, Inc. sales to be split equally amongst LUCEY and SHAFFER (50% each) for a period of ten (10) years following the execution of this agreement (“earn-out period”).”

The management of the company looks at “the first one hundred and ten thousand dollars ($110,000) of EBITDA per year (Earnings Before Interest, Tax, Depreciation and Amortization) from Vapolution, Inc. sales to be split equally amongst LUCEY and SHAFFER (50% each) for a period of ten (10) years following the execution of this agreement (“earn-out-period”)” as the appropriate salary to the previous Company owners of Vapolution for their continued full-time involvement in the running of the day-to-day operations of this mCig Brand. We looked at the prior results of the operations of Vapolution, Inc. and determined that paying the first 110,000 of EBITDA per year would be an appropriate “salary” expense to secure the services of Patrick Lucey and Chad Shaffer to run autonomously the operations of Vapolution Inc. for the next 10 years. After these 10 years, we would re-negotiate a salary contract with Patrick and Chad, to continue running the operations of Vapolution, if deemed appropriate.

We examined the historic salary payments paid by the previous owners of Vapolution Inc. ($39,000 and $37,600 for the periods ended as of 3/30/13 and as of 3/30/14, respectively.) Furthermore, the management paid for rent expense in the amount of ($39,000 and $21,009 for the periods ended as of 3/30/13 and as of 3/30/14, respectively.) As a result, in coming up with the first 110,000 of EBITDA per year, the salary expense as well as the rent expense will be subtracted from this amount. The way that they will pay themselves will be in the form of a monthly evaluation. Based on the monthly results of the Brand and the results of the operations of the company, with the approval of mCig Board of Directors, Patrick and Chad will be paid upto $9,000 per month as a salary/ rent expense (based on the current month results.) On January 23 of each year, a summary calculation will be prepared to determine how much payment is required to be made to Patrick and Chad (if the Company was able to achieve all of its objectives and obtain EBITDA in this time period above $110,000.) If for some reason the results from Vapolution show a loss in this time period, no salary would be paid out, as evident by the agreement signed between mCig and Vapolution, Inc.

Results of Operations for the Nine Months Ended January 31, 2014 and 2013, page 13

12. We note your response to comment 22. Please provide in the amendment to your Form 10-Q the revised results of operations discussion from your response in the amendment.

The Amended Form 10-Q dated May 29, 2014, contains all of the revised results of operations for mCig. Please see the updated financials and disclosures per this form for answers to this question.

13. We note your response to comment 23. Please revise your financial statements and disclosures for the issuance of 2,500,000 restricted shares of the common stock under the earn-out provision under the agreement with the shareholders of Vapolution. Please reference ASC 805-30-25-5 through 805-30-25-7 regarding contingent consideration.

On January 23, 2014, the Company acquired Vapolution, Inc., which manufactures vaporizers. The transaction was completed under the purchase method of accounting, and involved a payment of 2,500,000 shares of mCig Inc.’s common stock within the first 30 days of this agreement. The agreement allows for the former owners of Vapolution, Inc. to rescind the agreement and return to full ownership of Vapolution, Inc. by returning the 2,500,000 shares of mCig Inc.’s common stock, received within the first 30 days after entering into this purchase agreement.

January 23, 2015 marks the last day that the previous owners have the option to rescind the purchase agreement and return to full ownership of Vapolution, Inc. Alternatively, should the previous management follow through with the agreement, mCig Inc. will transfer an additional 2,500,000 shares of Company common stock to the previous owners and complete the purchase acquisition. As a result, under the earn out provision of the stock purchase agreement, a contingent consideration must be made in terms of the 2,500,000 shares of common stock that would be due to complete the purchase on January 23, 2015. As a result, the Company has reserved 2,500,000 shares of common stock for the future satisfaction of this purchase agreement.

If you have any questions or additional requests please contact the undersigned at the number above.

Thank you for your time and attention.

Sincerely,

/s/   Paul Rosenberg

Paul Rosenberg, CEO

mCig, Inc.

Exhibit 1

VAPOLUTION, INC.
CONSOLIDATED BALANCE SHEETS
(Unaudited)
	April 30,	April 30,
	2014	2013

ASSETS
Current assets:
Cash and cash equivalents	$10,988	$29,729
Inventory	9,564	2,663
Loan to shareholder	-	8,600
Total current assets	20,552	40,992
Total assets	$20,552	$40,992
LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Sales tax payable	$94	$122
Sales tax payable out of state	-96	-96
Payroll liabilities	-282	-82
Total current liabilities	-285	-56
Total liabilities	-285	-56
EQUITY (DEFICIT)
Capital stock	10,000	10,000
Shareholders distributions	-12,600	-20,968
Additional paid in capital	25,881	25,881
Retained earnings	-4,700	36.74
Net income	2,256	26,099
Total stockholders' equity (deficit)	20,837	41,048
Total liabilities and stockholders' equity (deficit)	$20,552	$40,992

VAPOLUTION, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	For the year ended	For the year ended
	April 30, 2014	April 30, 2013

Revenue	$168,248	$353,558
Cost of Goods Sold	23,287	102,285
Gross profit	144,961	251,273

Operating Expenses
Officer wages	37,600	39,000
Rent expense	21,009	39,000
Professional fees	3,566	3,776
General and administrative expenses	77,911	122,810
Other expense	1	19
Total operating expenses	140,087	204,605
Net ordinary income	$4,875	$46,668
Other income	9	8
Net income	$4,884	$46,676

VAPOLUTION, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the year ended

	April 30,	April 30,
	2014	2013
Cash flows from operating activities
Net loss	$4,884	$46,676
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Inventory	-6,901	2,447
Loan to shareholder	8,600	-8,600
Sales tax payable	-28	122
Sales tax payable out of state	10	-96
Payroll liabilities	-210	1,596
Net cash used in operating activities	6,354	42,144
Cash flows from financing activities
Sharehlders distributions	8,368	26,686
Retained earnings	-33,463	-79,834
Net cash flows provided by financing activities:	-25,095	-53,148
Net increase (decrease) in cash	-18,741	-11,004
Cash- beginning of period	29,729	40,733
Cash- end of period	$10,988	$29,729

Exhibit 2

Vapolution, Inc.			Exhibit 2, Page 1
Income Approach
Multiplier Based on Comparable Transactions

Discounted Future Earnings
	Projected		Present Value
	Net Income	Discount Factor <1>	2014
Y/E 3/31/15	$133,978	0.740412	99,199
Y/E 3/31/16	$240,391	0.548209	131,785
Y/E 3/31/17	$380,399	0.405901	154,404
Y/E 3/31/18	$564,153	0.300534	169,547
Y/E 3/31/19	$804,866	0.222519	179,098

Terminal Value of Net Income <2>	2,434,560	0.222519	541,736
Total entity value			1,275,769
Less: Discount for lack of marketability		5%	63,788.43
Non-marketable minority interest value			1,211,980.08

Selected Total Entity Value <3>			1,250,000

<1> - In the Discounted Future Earnings method, Net Income has been projected for 5 years and each year's earnings have been discounted back to present value using an annual discount rate of 35.06% and end-of-year discounting calculations.

<2> - It is assumed that the business will continue as a going concern beyond the term of the projections, a terminal value (also referred to as residual value) has been calculated based on Net Income from projected year 5. These residual earnings are first capitalized using the capitalization rate of 33.06% and then that quantity is discounted back to present value using the

<3> - Fair Market Value of 5,000,000 shares of mCig Inc. common shares as of January 23, 2014.

Vapolution, Inc.						Exhibit 2, Page 2
Income Statements - Historical and Projected

	ACTUALS		PROJECTIONS
FISCAL YEAR ENDING:	4/30/2013	4/30/2014	4/30/2015	4/30/2016	4/30/2017	4/30/2018	4/30/2019
Sales Revenue
Gross Receipts or sales	353,558	168,248	530,337	689,438	896,270	1,165,150	1,514,696
Total Sales Revenue	353,558	168,248	530,337	689,438	896,270	1,165,150	1,514,696
		-52%	50%	30%	30%	30%	69%
Cost of Goods Sold
Other - purchases	102,285	23,287	153,428	199,456	259,292	337,080	438,204
Total Cost of Goods Sold	102,285	23,287	153,428	199,456	259,292	337,080	438,204
	28.9%	13.8%	28.9%	28.9%	28.9%	28.9%	28.9%
Operating Expenses:
Compensation of officers	39,000	37,600	110,000	110,000	110,000	110,000	110,000
Rents	39,000	21,009			0	0	0
Professional fees	3,776	3,566	3,965	4,163	4,371	4,590	4,819
General & Administrative Expenses	122,810	77,911	128,951	135,398	142,168	149,276	156,740
Other expenses	19	1	29	43	56	72	94
Total General & Administrative Expenses	204,605	140,087	242,944	249,604	256,595	263,938	271,653
		-32%	19%	3%	3%	3%	6%
Income From Operations	46,668	4,874	133,966	240,379	380,382	564,132	804,838
	13.2%	2.9%	25.3%	34.9%	42.4%	48.4%	53.1%
Other Revenues and Expenses:
Add: income	8	9	12	13	16	21	28
Total Other Revenues and Expenses	8	9	12	13	16	21	28
Net Income	46,676	4,883	133,978	240,391	380,399	564,153	804,866
	13.2%	2.9%	25.3%	34.9%	42.4%	48.4%	53.1%

EBITDA	46,668	4,874	133,966	240,379	380,382	564,132	804,838

Note: In coming up with the projections for 4/30/15 - 4/30/19, assumed that 4/30/15 numbers will be in-line with 4/30/2013 numbers, as the Vapolution 3.0 is expected to come on the market in the Fall of 2014. For 2016 - 2019, the mCig management expencts year-over-year increase in revenues by 30%.